# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Nuveen New York Select Tax-Free Income Portfolio, CIK 0000885731
CUSIP: 67063V104
Title of class of securities: Common
Address of issuer's principal executive offices: 333 West Wacker Drive, Chicago, Illinois (IL), 60606
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001172661-23-001107
Filed by CIK 0001436866

## Reporting persons
- 1607 Capital Partners, LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 273,085; shared voting power 0; sole dispositive power 273,085; shared dispositive power 0; aggregate amount beneficially owned 273,085 (6.96% of the class)

## Item 1. Issuer
Name of issuer: Nuveen New York Select Tax-Free Income Portfolio
Address of issuer's principal executive offices: 333 West Wacker Drive, Chicago, IL 60606

## Item 2. Person Filing
Name of person filing: 1607 Capital Partners, LLC
Address of principal business office or, if none, residence: 13 S. 13th Street, Suite 400, Richmond, Virginia 23219
Citizenship: Delaware, United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 273085
Percent of class: 6.96
Sole power to vote or to direct the vote: 273085
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 273085
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- 1607 Capital Partners, LLC: Kevin Rutherford, Kevin Rutherford / Chief Compliance Officer (02/13/2025)